NEWS RELEASE

TSX
Trading Symbol: BZA

AMERICAN BONANZA COMMISSIONS PRE-FEASIBILITY STUDY FOR COPPERSTONE

May 9, 2005 - AMERICAN BONANZA GOLD CORP. (TSX: BZA) (“Bonanza”) is pleased to announce the commissioning of a Pre-Feasibility study for the Company’s 100% owned high grade gold project, Copperstone in Arizona. AMEC E & C Services Inc.(“AMEC”) has been selected to conduct the study, with completion planned for October, 2005. AMEC is a leading international full service engineering firm recognized by both the mining industry and financial community. The National Instrument 43-101 compliant Pre-Feasibility study will:

•	Update the geologic model and estimate measured and indicated resources
•	Determine the optimal mining method and rate
•	Define proven and probable ore reserves
•	Develop a long term mine plan
•	Review metallurgical testwork
•	Optimize the process flow sheet & plant design
•	Estimate capital and operating costs
•	Perform detailed financial analysis
•	Assess project sensitivity to key variables
•	Develop a project implementation schedule

Joe Kircher, Chief Operating Officer for Bonanza noted, “The continuing success of the core drilling program at Copperstone has generated the detailed information necessary to advance the project to this major milestone. Bonanza is pleased to be able to utilize the expertise of a world class engineering firm such as AMEC to assist us with moving Copperstone closer to a production reality.”

“This is a watershed achievement for Bonanza in general and Copperstone in particular. Advancing Copperstone to this stage of development in a short period of time speaks to the quality of the asset in addition to the hard work of the Bonanza team,” commented Brian Kirwin, Chief Executive Officer and President of Bonanza.

On a parallel path, Bonanza continues to collect environmental, geotechnical, hydrological and metallurgical baseline data to support mine permitting and project design. Bonanza has retained certain specialized firms with “best in class” qualifications to support these efforts, including The Mines Group, Golder Associates, Water Management Consultants, and McClelland Laboratories.

Upon successful completion of the pre-feasibility study, Bonanza intends to immediately commence a full Bankable Feasibility Study, with production at Copperstone targeted for 2007.

Additional information about Bonanza can be obtained at: www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining, possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual Form on 20F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call or write:

Giulio T. Bonifacio, (604) 699-0023
Wayne Marsden, toll free 877-366-4464